Exhibit (a)(1)(P)

57TH STREET GENERAL ACQUISITION CORP. ANNOUNCES MODIFICATION AND
REQUIRED EXTENSION OF TENDER OFFER
- Transaction Expected to Close in April -
New York, New York, March 30, 2011 —57th Street General Acquisition Corp. (the “Company” or “57th Street”) (OTCBB: SQTC) reported that the previously announced tender offer, scheduled to expire on April 1, 2011, has been extended to April 19, 2011, due to the previously disclosed proposed modifications to the Business Combination Agreement (as previously amended, the “Business Combination Agreement”) with Crumbs Holdings, LLC (“Crumbs”) and the requirement to revise the tender offer documents. The Company, on behalf of Crumbs, further announces updated outlooks on financial projections based primarily on a revised closing date of the merger (“Merger”) contemplated by the Business Combination Agreement, as well as additional guidance with respect to Crumbs’ four year performance metrics.
Pursuant to the proposed revised terms of the Business Combination Agreement, the Company also announced the tender offer is expected to be modified to permit stockholders of the Company to tender up to approximately 1.8 million shares of common stock (the “Common Shares”), for a purchase price of $9.98 per Common Share, for an aggregate purchase price of approximately $18 million. The Company currently expects that revised tender offer materials to be filed with the Securities and Exchange Commission for further review on or about April 5, 2011 and to be provided to stockholders as soon as possible thereafter.
As previously announced, the parties intend to amend the Business Combination Agreement, subject to agreement on definitive terms, to reflect the following:
•	to increase the amount of cash available for the tender offer of the Company’s Common Shares from $4,990,000 to $18.0 million;

•	to modify the consideration payable to the members of Crumbs upon the closing of the merger contemplated by the Business Combination Agreement (the “Merger”), to the extent required based upon the number of Common Shares tendered, to provide for the reduction of the $27.0 million of cash consideration up to a maximum reduction of $7.0 million and the issuance, in place of up to $7.0 million in cash, of newly issued securities of Crumbs and 57th Street, together substantially equivalent to Common Shares equal to the reduction in cash at a value of $10.00 per Common Share (“Liquidity Shares”) and to provide for the filing of a registration statement with respect to the Liquidity Shares and the Substituted Shares (as defined below) within 15 business days of closing of the Merger and the effectiveness of such registration statement as promptly as practicable thereafter;

•	to provide that the Chief Executive Officer and Chief Creative Officer of Crumbs will, prior to the closing of the Merger, enter into lock-up agreements restricting until January 1, 2013 the transfer or disposition, subject to certain exceptions, of all securities issued directly to them and 2/3 of the securities issued to Crumbs Inc. in connection with the closing of the Merger;

•	to provide that the Company will, prior to the closing of the Merger, enter into agreements (the “Insider Warrant Exchange Agreements”) with 57th Street GAC Holdings LLC, its sponsor (the “Sponsor”), and the underwriters of the Company’s initial public offering (“IPO”) to exchange the 3,700,000 Insider Warrants held by the Sponsor and the Underwriters for 370,000 Common Shares following the expiration of the tender offer, in accordance with applicable rules and regulations (replacing the Company’s obligation to repurchase these 3,700,000 Insider Warrants);

•	to require that at least $14.0 million in cash be contributed to Crumbs from 57th Street’s trust fund for post-closing working capital requirements;

•	to provide for the cancellation of 150,000 of the Sponsor’s Common Shares, and the issuance, as part of the equity consideration paid to the members of Crumbs at the closing of the Merger, additional securities of Crumbs and 57th Street substantially equivalent to an additional 150,000 Common Shares (the “Substituted Shares”) with the same registration rights as the Liquidity Shares; and

•	to provide that, subject to certain exceptions, either party may terminate the Business Combination Agreement in accordance with its terms if the Merger is not consummated by May 15, 2011.
In addition to the previously announced proposed modifications to the Business Combination Agreement, each of which the Company and Crumbs intend to memorialize, subject to agreement on definitive terms, in an amendment to the Business Combination Agreement, subject to agreement on definitive terms, the parties further intend to amend the Business Combination Agreement to reflect the following:
•	to provide that the Company will, prior to the closing of the Merger, enter into lock-up agreements with holders of the 370,000 Common Shares issuable to the Sponsor and underwriters of the IPO in exchange for their Insider Warrants as previously announced (the “Exchange Shares”) restricting transfer or disposition to a date that is no more than nine (9) months following the date of effectiveness of a registration statement that is filed in connection with the Liquidity Shares and the Substituted Shares, subject to certain exceptions. Additionally, the Company will issue approximately 177,000 Common Shares to certain service providers in lieu of approximately $1.77 million in cash expenses upon the closing of the Merger, which will be subject to the same restrictions on transfer and disposition as the Exchange Shares.
Crumbs Updated Outlook
As a result of the anticipated revised closing date of the Merger, Crumbs has updated its previously stated outlook for revenue, EBITDA, and new store openings for both 2011 and 2012. Crumbs’ previously stated four year performance outlook remains unchanged.
Crumbs had originally expected to receive net proceeds from the closing of the transaction in early March of 2011, but based on a revised estimated closing date, it now anticipates receiving net proceeds in April of 2011. Consequently, the timing of new store openings in 2011 and 2012, and the contribution of those new stores to 2011 and 2012 financial performance has been delayed. Notwithstanding the funding shift, Crumbs remains confident in its ability to source and open new locations over the next 24 to 36 months and execute on its plan to operate approximately 200 locations by the end of 2014.
For 2011, Crumbs currently estimates full year revenue of $40 to $45 million, EBITDA of $3.5 to $4.4 million, and a new store range of 14 to 16 openings. This compares to original expectations of full year revenue of $45 to $50 million, EBITDA of $4.6 to $5.5 million, and a new store range of 15 to 21 openings. As previously planned, the majority of such new stores will open in the second half of 2011.
For 2012, Crumbs currently estimates full year revenue of $78 to $83 million, EBITDA of $10.2 to $11.3 million, and a new store range of 38 to 42 openings. This compares to original expectations of full year revenue of $85 to $90 million, EBITDA of $11.8 to $12.9 million, and a new store range of 40 to 45 openings.
Jason Bauer, Co-Founder and Chief Executive Officer of Crumbs, said, “Our updated near-term outlook is related primarily to a delay in the closing of our proposed transaction, and although that is expected to affect our 2011 and 2012 outlook, it does not affect our expected store rollout for 2013 or 2014. In fact, based on the real estate opportunities we are currently evaluating, we are highly confident that our backlog will build over the next twelve months and that our four-year development plan, in aggregate, is on track. With our economy in the early stages of recovery and the prospect of significant investment capital being added to our balance sheet upon closing of our merger, we are excited and encouraged about our future.”
Information About the Tender Offer
The tender offer will expire at 5:00 p.m. New York City time on Tuesday, April 19, 2011, unless extended by 57th Street. Consistent with a condition to the tender offer, the Company may need to further extend the tender offer depending on the timing and process of Securities and Exchange Commission staff review of the revised Offer to Purchase. Tenders of 57th Street’s Common Shares must be made prior to the expiration of the tender offer and may be withdrawn at any time prior to the expiration of the tender offer. As previously announced, none of the 9,156,300 warrants issued in the Company’s IPO are included in the tender offer. The tender offer as proposed to be amended will be subject to conditions and other terms set forth in the revised Offer to Purchase and other tender offer materials that will be distributed to securityholders to be filed with the Securities and Exchange Commission as soon as practicable hereafter. In particular, the revised tender offer is expected to be conditioned on, among other things, that the Merger, in our reasonable judgment is capable of being consummated contemporaneously with the Offer and no more than the approximately 1.8 million Common Shares are tendered and not withdrawn.
Stockholders who desire to own Common Shares subsequent to the Company’s business combination with Crumbs should not tender their Common Shares in the tender offer. Stockholders should review the revised Offer to Purchase and other tender offer materials which the Company will file with the Securities and Exchange Commission and provide to holders. Stockholders who have previously tendered their Common Shares do not need to take any other action unless, upon review of the revised tender offer materials, they desire to withdraw their shares. Shares may be withdrawn in accordance with the procedures described in the previously provided tender offer materials.
The last reported trading price of 57th Street common stock on the OTC Bulletin Board on March 30, 2011 was $9.97 per share. As of March 29, 2011, 800,674 Common Shares have been tendered and not withdrawn.
Morrow & Co., LLC is acting as the information agent for the tender offer, and the depositary is Continental Stock Transfer & Trust Company. Stockholders are urged to review the Amended and Restated Offer to Purchase which will be available at www.sec.gov and which will be redistributed to holders of record and brokers who hold for stockholders promptly following filing with the Securities and Exchange Commission, along with an Amended and Restated Letter of Transmittal, and related documents. For questions and information, please call the information agent toll free at (800) 667-0088 (banks and brokers call collect at (203) 658-9400).

This announcement is for informational purposes only and does not constitute an offer to purchase nor a solicitation of an offer to sell shares of 57th Street’s common stock. The solicitation of offers to buy shares of 57th Street’s common stock will only be made pursuant to the Offer to Purchase, dated February 22, 2011 (as amended or supplemented), the related form of Letter of Transmittal, and other related documents that 57th Street will send to its stockholders. The tender offer materials contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials have been, and the amended materials will be, distributed to 57th Street’s stockholders at no expense and will be available at no charge on the SEC’s website at www.sec.gov and from the information agent.
About 57th Street
57th Street is a blank check company formed on October 29, 2009 for the purpose of acquiring an operating business or assets, through a merger, capital stock exchange, asset acquisition, stock purchase, reorganization, exchangeable share transaction or other similar business transaction. In May 2010, 57th Street consummated its initial public offering of 5,456,300 units, each unit consisting of one share of common stock, $0.0001 par value per share, and one warrant, each to purchase one share of 57th Street’s common stock. Aggregate proceeds of $54,475,303 from the IPO and its concurrent private placement were placed in trust pending completion of 57th Street’s initial business transaction.
About Crumbs Holdings LLC
The first bake shop opened its doors in March of 2003 on the Upper West Side of Manhattan by co-founders Mia & Jason Bauer. The design of CRUMBS Bake Shops is inspired by old-time neighborhood bakeries, creating a warm and friendly environment with wall-to-wall treats. Recently ranked the largest retailer of cupcakes nationwide and one of Inc.’s 10 Breakout Companies of 2010, CRUMBS currently has 34 locations, including 24 locations in the New York Metro area, six locations on the West Coast, three locations in Washington D.C. and one location in Chicago. The specialty of the house is cupcakes; however the menu also adds an irresistible blend of comfort-oriented classics and elegant baked goods. There are more than 60 varieties of cupcakes baked fresh daily with a new cupcake of the week debuting each Monday.
Non-GAAP Information
Crumbs is providing Adjusted EBITDA information, which is defined as net income of the combined company, including net income attributable to any non-controlling interest, determined in accordance with all applicable and effective GAAP pronouncements up to December 31, 2010, before interest income or expense, income taxes and any gains or losses resulting from the change in estimate relating to the Tax Receivable Agreement, depreciation, amortization, deferred rent expense, losses or gains resulting from adjustments to the fair value of the contingent consideration, stock-based compensation expense, extraordinary or non-recurring expenses and all other extraordinary non-cash items for the applicable period as a compliment to U.S. generally accepted accounting principles (GAAP) results. Adjusted EBITDA measures are commonly used by management and investors as a measure of leverage capacity, debt service ability and liquidity. Adjusted EBITDA is the measure used in the Business Combination Agreement, as proposed to be amended, for the targets for the release of the Contingency Consideration (up to 4,400,000 shares of common stock) to the Crumbs Members ($17.5 million Adjusted EBITDA in 2013 with respect to half of the Contingency Consideration to the extent stock price targets have not been achieved in earlier years, $25 million Adjusted EBITDA in 2014 with respect to the Contingency Consideration to the extent previous targets have not been achieved and $30 million Adjusted EBITDA in 2015 for any remaining Contingency Consideration). Adjusted EBITDA is not considered a measure of financial performance under GAAP, and the items excluded from Adjusted EBITDA are significant components in understanding and assessing our financial performance. Adjusted EBITDA should not be considered in isolation or as an alternative to, or superior to, such GAAP measures as net income, cash flows provided by or used in operating, investing or financing activities or other financial statement data presented in our consolidated financial statements as an indicator of financial performance or liquidity. Reconciliations of non-GAAP financial measures are provided in the accompanying tables. Since Adjusted EBITDA is not a measure determined in accordance with GAAP and is susceptible to varying calculations, Adjusted EBITDA, as presented, may not be comparable to other similarly titled measures of other companies.
Reconciliation of Adjusted EBITDA to Net Income (4)
The following table reconciles adjusted EBITDA to net income for the time periods indicated:

		Years Ended
	December	December
	31	31		December 31
	2010	2011		2012
	(a)	(b)		(b)
Net income (1)	$796,000	$1,927,000		$5,691,000
Income taxes, including any gains or losses resulting from the change in estimate relating to the Tax Receivable Agreement (2) and (3)	0	2,000		1,050,000
Depreciation	811,000	1,350,000		2,437,000
Accelerated Depreciation of Abandoned Leasehold Improvements	194,000	0		0
Amortization	119,000	125,000		147,000
Deferred Rent Expense	516,000	855,000		1,712,000
Interest income	0	0		0
Interest expense	0	0		0
Equity-based compensation	0	0		0
Compensatory expenses related to the insider warrant exchange	0	0		0
Acquisition costs	0	(c	)	—

Adjusted EBITDA as presented	$2,436,000	$4,259,000		$11,037,000

(1)	Net income includes net income attributable to both the common stockholders of the Company and the existing members of Crumbs Holdings LLC with respect to the securities exchangeable into Company common stock.

(2)	Assumes no exchanges of equity securities received by Crumbs owners into common stock, and therefore, no payments under the tax receivable agreement with respect to exchanges. Payments under the tax receivable agreement related to the merger will be approximately $66,000 for the fiscal year ended December 2012. During 2010 Crumbs was taxed as a partnership.

(3)	Income taxes do not include the tax distributions in the amount of $390,000 and $1,190,000 for the fiscal years ended December 2011 and December 2012, respectively, which will be made to the existing members of Crumbs Holdings LLC with respect to the securities exchangeable into parent common stock that they will own after consummation of the proposed business combination.

(4)	Amounts included above illustrate the relationship between Net Income and Adjusted EBITDA towards the high point of the projected range. The range of projected Adjusted EBITDA for 2011 is between $3.5 million and $4.4 million and for 2012 is between $10.2 million to $11.3 million.

(a)	Based on audited results. Does not include the estimated expenses of being a public company that are included in 2011-2012.

(b)	57th Street (on a pro forma basis taking into account the business combination) projected.

(c)	Acquisition costs of Business Combination to be determined.
Forward-Looking Statements
Some of the statements in this release may constitute forward-looking statements. Words such as anticipate, expect, project, intend, plan, believe, and words and terms of similar substance and any financial projections used in connection with any discussion of future plans, strategies, objectives, actions, or events identify forward-looking statements. Forward-looking statements relating to the proposed transaction include, but are not limited to: the risk that the Company may not be able to consummate the Merger contemplated by the Business Combination Agreement; the risk that the Business Combination Agreement may not be able to be modified consistent with the terms and conditions set forth above; the risk that in excess of approximately 1.8 million Common Shares are validly tendered and not properly withdrawn prior to the expiration of the tender offer, requiring 57th Street to pay, in the aggregate, in excess of approximately $18.0 million, (pursuant to the proposed revised terms of the tender offer, subject to agreement of definitive terms) which would then cause 57th Street to (i) be unable to satisfy a condition of the tender offer, (ii) be unable to consummate the proposed business transaction and (iii) withdraw the tender offer, not purchase any shares and promptly return any shares tendered by stockholders to them; the risk that governmental and regulatory review of the tender offer documents may delay the proposed transaction or result in the inability of the proposed transaction to be consummated by May 15, 2011 (pursuant to the proposed revised terms of the Business Combination Agreement, subject to agreement of definitive terms) and the length of time necessary to consummate the proposed transaction; the risk that a condition to the closing of the proposed transaction may not be satisfied or waived; the risk that the businesses will not be integrated successfully; the risk that the anticipated benefits of the proposed transaction may not be fully realized or may take longer to realize than expected; the risk that any projections, including earnings, revenues, expenses, synergies, margins or any other financial items are not realized, the risk of disruption from the proposed business combination making it more difficult to maintain relationships with customers, employees or suppliers; a reduction in industry profit margin; the inability to continue the development of the Crumbs brand; changing interpretations of generally accepted accounting principles; continued compliance with government regulations; changing legislation and regulatory environments; the ability to meet the NASDAQ Stock Market listing standards, including having the requisite number of round lot holders or stockholders and meeting the independent director requirements for the board of directors and its committees; a lower return on investment; the inability to manage rapid growth; requirements or changes affecting the business in which Crumbs is engaged; the general volatility of the market prices of our securities and general economic conditions. These risks, as well as other risks associated with the proposed transaction, are more fully discussed in the Schedule TO (and any amendments thereto) filed with the SEC in connection with the transaction and the tender offer. Additional risks and uncertainties are identified and discussed in 57th Street’s reports filed with the SEC and available at the SEC’s website at www.sec.gov. Forward-looking statements included in this release speak only as of the date of this release. If any of these risks or uncertainties materialize or if any assumptions prove incorrect, results could differ materially from those expressed by such forward-looking statements. Neither 57th Street nor Crumbs undertakes any obligation to update its forward-looking statements to reflect events or circumstances after the date of this release.
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Contacts:
Mark Klein of 57th Street
Tel: 212-409-2434
John Ireland of Crumbs
Tel: 410-310-4708
Tom Ryan/Raphael Gross of ICR
Tel: 203-682-8200